Filed Pursuant to Rule 424(b)(3)

Registration No. 333- 202123

PROSPECTUS SUPPLEMENT NO. 1

To Prospectus dated May 12, 2015

27,321,870 Shares

PIERIS PHARMACEUTICALS, INC.

Common Stock

This prospectus supplement no. 1 supplements the prospectus dated May 12, 2015, relating to the offering and resale by the selling stockholders identified in the prospectus of up to 27,321,870 shares of our common stock, par value $0.001 per share. These shares were privately issued to the selling stockholders on December 17, December 18 and December 23, 2014 in connection with a private placement and a share exchange transaction described in the prospectus.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on May 12, 2015.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is quoted on the OTC Markets OTCQB tier, or OTCQB, under the symbol “PIRS.” As of May 11, 2015 the last reported sale price for our common stock as reported on the OTCQB was $2.65 per share.

Investment in our common stock involves risks. See “Risk Factors” beginning on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 12, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 12, 2015

PIERIS PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	333-190728	EIN 30-0784346
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Lise-Meitner-Strasse 30

85354 Freising-Weihenstephan, Germany

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +49 81 6114 11400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

(d) Effective May 12, 2015, in conjunction with an increase in the size of the Board of Directors (the “Board”) of Pieris Pharmaceuticals, Inc. (the “Company”) from five to six directors, the Board appointed Jean-Pierre Bizzari, M.D., to serve as a Class I Director until the 2015 annual meeting of the Company’s stockholders. A press release reflecting Dr. Bizzari’s appointment, dated May 12, 2015, is attached hereto as Exhibit 99.1. Dr. Bizzari will also serve as a member of the Audit Committee and Nominating and Corporate Governance Committee of the Board.

Dr. Bizzari previously served as Executive Vice-President, Group Head, Clinical Oncology Development at Celgene Corporation, a role he held since October 2008. In this position, Dr. Bizzari was responsible for Celgene’s clinical development and operations-statistics teams across the U.S., Europe and Asia/Japan, and has overseen the development and approval of a number of leading oncology products including REVLIMID® (lenalidomide), VIDAZA® (azacitidine), ISTODAX® (romidepsin) and ABRAXANE® (nab-paclitaxel). In addition, he is Chairman of Celgene’s hematology oncology development committee and a member of the company’s management committee. Prior to his role at Celgene and from 2004 to 2008, Dr. Bizzari was the Vice President, Clinical Oncology Development for Sanofi-Aventis where he oversaw the approval of Eloxatin® (oxaliplatin), Taxotere® (docetaxel) and Elitek® (rasburicase). From 2002 to 2004, he was Vice President, Clinical Development Oncology for Sanofi-Synthelabo and from 1993 to 2002 served in the same role for Rhône-Poulenc Rorer (Aventis). Dr. Bizzari is a member of the Scientific Advisory Board of France’s National Cancer Institute and Netrix Pharma, is currently a member of the board of directors of Halozyme Therapeutics, Inc., Celator Pharmaceuticals, Inc., and Transgene SA, and previously served as a board member of Synapse Technology and Oncalis AG. Dr. Bizzari received his medical degree from the University of Nice (France) and is an oncologist, having trained at La Pitié-Salpêtrière hospital in Paris, followed by training at the Ontario Cancer Institute and McGill Cancer Center. We believe that Dr. Bizzari adds value to our Board of Directors based on his considerable experience in the pharmaceutical industry and his insight on clinical, regulatory and commercial aspects of drug development, particularly in oncology and global drug approval strategy.

On May 12, 2015, the Board granted, under and pursuant to the terms of the 2014 Employee, Director and Consultant Equity Incentive Plan, as amended, to Dr. Bizzari an option to purchase up to 30,000 shares of the Company’s common stock, at an exercise price of $2.80 per share, for his services as a non-executive director of the Company, such options to vest in equal quarterly amounts over a one-year period beginning September 30, 2015, provided Dr. Bizzari is a director on the applicable vesting date. The option expires on May 12, 2025.

In addition, Dr. Bizzari is entitled to receive an annual cash retainer of $25,000 for his service as a non-executive director of the Company. For his service as a member of the Audit Committee and Nominating and Corporate Governance Committee, Dr. Bizzari will also be entitled to receive annual cash retainers of $7,500 and $3,750, respectively. Dr. Bizzari will also be reimbursed for certain customary business expenses in connection with attending the Board meetings.

There are no arrangements or understandings between Dr. Bizzari and any other person pursuant to which Dr. Bizzari was appointed as a director. There are no transactions to which the Company is a party and in which Dr. Bizzari has a material interest that is required to be disclosed under Item 404(a) of Regulation S-K. Dr. Bizzari has not previously held any positions with the Company and has no family relations with any directors or executive officers of the Company.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit	Description

99.1	Press Release, dated May 12, 2015, issued by Pieris Pharmaceuticals, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 12, 2015	PIERIS PHARMACEUTICALS, INC.

	By:	/s/ Stephen Yoder
	Name:	Stephen Yoder
	Title:	Chief Executive Officer and President

Exhibit 99.1

Pieris Pharmaceuticals Appoints Former Celgene and Sanofi Executive,

Jean-Pierre Bizzari, M.D., to its Board of Directors

- Dr. Bizzari Brings Extensive Oncology Drug Development Experience to the Pieris Board –

FREISING, GERMANY, May 12, 2015 – Pieris Pharmaceuticals, Inc. (OTCQB: PIRS), a biotechnology company advancing its patented and proprietary Anticalin® biotherapeutic technologies, announced today that Jean-Pierre Bizzari, M.D. has joined the Company’s Board bringing the total number of directors to six.

Dr. Bizzari was the Executive Vice President, Group Head, Clinical Oncology Development at Celgene Corporation. Since joining Celgene in 2008, he directed the development and approval of a number of leading oncology products including REVLIMID®, VIDAZA®, ISTODAX®, and ABRAXANE®.

Commenting on the announcement, Dr. Bizzari stated, “I am very proud to be on this board and look forward to working with Stephen Yoder and the entire Pieris board. I believe Pieris’ Anticalin® protein technology has significant potential to produce highly differentiated molecules, including novel multispecifics immuno-oncology therapeutics. The Anticalin® platform may prove to be transformative, resulting in a wide array of targeted therapeutics.”

I welcome Dr. Bizzari to the board,” said Stephen Yoder, CEO of Pieris. “Jean-Pierre brings an exceptional track record to Pieris and is a renowned and highly respected executive within the biopharma industry. He will be an enormous asset to the Pieris board and management, most notably in the therapeutic and pharmaceutical applications of our patented Anticalin® platform in immuno-oncology. The addition of Dr. Bizarri demonstrates our continuing effort to expand the collective skills and expertise of our board.”

Dr. Bizzari joined the pharmaceutical industry in 1983 as Head of Oncology at the Institut de Recherches Internationales SERVIER (France). From 1993 to 2002 he served as Vice President, Clinical Development Oncology at Rhône-Poulenc Rorer (Aventis). From 2002 until 2008, Dr. Bizzari was the Vice President of Clinical Oncology Development at Sanofi-Aventis (Sanofi-Synthelabo from 2002 to 2004) where he oversaw the approval of ELOXATIN®, TAXOTERE® and ELITEK®. He has published more than 70 articles in peer review journals and more than 160 abstracts in scientific congresses. Dr. Bizzari is a member of the Scientific Advisory Board of France’s National Cancer Institute and Netrix Pharma, and serves on the board of Halozyme Therapeutics, Inc., Celator Pharmaceuticals, Inc., and Transgene SA. Dr. Bizzari received his medical degree from the University of Nice (France). He is a specialist in oncology, having trained at La Pitié-Salpêtrière hospital in Paris, followed by training at the Ontario Cancer Institute and McGill Cancer Center.

About Pieris Pharmaceuticals:

Pieris is a clinical-stage biotechnology company advancing its proprietary Anticalin® technology to create differentiated drugs that have the potential to be safer and more effective than conventional approaches. Anticalins show promise in addressing high-unmet medical needs and expanding the potential of targeted therapeutics. The company currently has a diverse proprietary pipeline and has ongoing R&D collaborations with Daiichi Sankyo, the Sanofi Group, Zydus Cadila, Stelis Biopharma and Allergan. For more information, visit www.pieris.com.

Company Contact:	Investor Relations Contact:
Pieris Pharmaceuticals, Inc.	The Trout Group
Darlene Deptula-Hicks	Thomas Hoffmann
Chief Financial Officer	+1-646-378-2931
+1-603-553-5803	thoffmann@troutgroup.com
deptula@pieris.com

Media Inquiries:
Gretchen Schweitzer gschweitzer@macbiocom.com
+49 172 861 8540

Anticalin®, Anticalins® are registered trademarks of Pieris.

Forward Looking Statements

This press release contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release that are not purely historical are forward-looking statements. Such forward-looking statements include, among other things, references to novel technologies and methods; our business and product development plans; or market information. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, our ability to raise the additional funding we will need to continue to pursue our business and product development plans; the inherent uncertainties associated with developing new products or technologies and operating as a development stage company; our ability to develop, complete clinical trials for, obtain approvals for and commercialize any of our product candidates; competition in the industry in which we operate and market conditions. These forward-looking statements are made as of the date of this press release, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Investors should consult all of the information set forth herein and should also refer to the risk factor disclosure set forth in the reports and other documents we file with the SEC available at www.sec.gov, including without limitation our in the Current Report on Form 8-K dated December 17, 2014, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and the Company’s Quarterly Reports on Form 10-Q.